

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2012

<u>Via E-mail</u>
Michael E. Mercer
Senior Vice President and Chief Financial Officer
EV Energy Partners, LP
1001 Fannin, Suite 800
Houston, Texas 77002

> **Re: EV Energy Partners, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 29, 2012**
> **File No. 1-33024**

Dear Mr. Mercer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>

<u>Business, page 5</u>

<u>Business Strategy, page 7</u>

1.   You disclose that you pursue acquisitions of long-lived producing oil and natural gas properties with relatively low decline rates, predictable production profiles, and low-risk development opportunities. However, we note that your recent acquisitions in the Barnett shale included significant undeveloped reserves, and also your acquisition of undeveloped acreage in the Utica Shale in Ohio. You disclose on page 49, in your management's discussion and analysis of financial condition and results of operations overview, that these and other acquisitions increased the amount and percentage of your net proved reserves that are undeveloped, which will increase your capital expenditures to develop these reserves. Please explain if these acquisitions represent a change to your

Michael E. Mercer
EV Energy Partners, LP
August 13, 2012
Page 2

stated strategy of acquiring low-risk development opportunities, or clarify how these acquisitions fit within the business strategy you described.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        George G. Young III
        Haynes & Boone, LLP